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                                                                  CONFORMED COPY

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1933




                         For the month of September 2002





                                BANCOLOMBIA S.A.
                 (Translation of Registrant's name into English)


                               Calle 50 No. 51-66
                               Medellin, Colombia
                    (Address of principal executive offices)





(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

      Form 20-F      [X]        Form 40-F      [ ]

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes            [ ]        No             [X]

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.)
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This Report on Form 6-K shall be incorporated by reference into the registrant's registration statement on Form F-3 (File No. 333-12658).

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

The release included in this Report on Form 6-K contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties; consequently, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements.
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                                    SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                BANCOLOMBIA S.A.
                                  (Registrant)





Date: September 11, 2002              By  /s/  JAIME ALBERTO VELASQUEZ B.
                                          -------------------------------------
                                          Name:  Jaime Alberto Velasquez B.
                                          Title: Vice President of Finance
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[BANCOLOMBIA LOGO]
                                                               [THE BANKER LOGO]

            BANCOLOMBIA REPORTS ACCUMULATED NET INCOME OF PS 91,592
                           MILLION AS OF AUGUST 2002*



Medellin, September 10, 2002. BANCOLOMBIA (NYSE:CIB)



BANCOLOMBIA, which was named Bank of the Year in Colombia for 2002 by The Banker magazine, reported a net income of Ps 7.0 billion in August 2002. Accumulated net income increased 45.6% during the past twelve months totaling Ps 91.5 billion for the January-August 2002 period when compared to Ps 62.9 billion for the same period in 2001.

The average composition of BANCOLOMBIA's operating income for the January-August 2002 period was as follows: 62.9% from net interest income, 28.4% from commissions and fees, and 8.7% from other operating income.

Average assets in August totaled Ps 8.4 trillion, increasing 17.11% over the year. Average liabilities grew 17.17% from Ps 6.3 trillion to Ps 7.3 trillion during the past twelve months. Checking accounts, saving accounts and time deposits increased 17.3%, 18.8%, and 25.4%, respectively. Finally, BANCOLOMBIA average shareholders' equity grew on average 10.76% during the first eight months of 2002 when compared to the same period in 2001, totaling Ps 1,017.8 billion.

MARKET SHARE

BANCOLOMBIA's market share indicators as of August 16, 2002, according to ASOBANCARIA, are as follows: total deposits 12.1%, total net loans 12.3%, total savings accounts 10.5%, total checking accounts 17.6%, and time deposits 11.2%.


--------------------

* Please note that the information contained herein sets forth and is based on the unconsolidated, unaudited financial results of the Bank for the periods specified and as calculated herein. Such information can therefore not be compared to and should not be used in any way to interpret any information contained in Bancolombia's annual report on Form 20-F for the year ended December 31, 2001 or in Bancolombia's quarterly press releases, each of which contain the consolidated financial results of the Bank and its subsidiaries for each of the periods specified and as calculated each therein.

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                                                               [THE BANKER LOGO]

BANCOLOMBIA, COLOMBIAN BANK OF THE YEAR 2002

The international banking magazine of the Financial Times Group The Banker, recognized BANCOLOMBIA as Bank of the Year in Colombia for 2002 during an awards ceremony held in London on Tuesday, September 3, 2002.

BANCOLOMBIA was chosen among other Colombian banks based on core data, results, key growth, performance measures, the use of technology, particular achievements in the past year and overall strategy.

CONTACTS:

Jaime A. Velasquez:           Financial VP       (574) 5108666
Maria A. Villa:               IR Manager         (574) 5108866


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